SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------


                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (Amendment No. 2)(1)

                          CARDIAC PATHWAYS CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0001012367
-------------------------------------------------------------------------------
                                 (CUSIP Number)


-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 20, 2000
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)



--------
  1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the th purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0001012367                                         Page 1 of 17 Pages
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             BankAmerica Ventures
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             California
-------------------------------------------------------------------------------
                                           7     SOLE VOTING POWER

                                                 2,378,942
                                        ---------------------------------------
            NUMBER OF SHARES              8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                   -0-
                WITH                    ---------------------------------------
                                          9      SOLE DISPOSITIVE POWER

                                                 2,378,942
                                        ---------------------------------------
                                          10     SHARED DISPOSITIVE POWER

                                                 -0-
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,378,942 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             15.9% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0001012367                                         Page 2 of 17 Pages
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             BA Venture Partners V
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                           7     SOLE VOTING POWER

                                                 419,813
                                        ---------------------------------------
            NUMBER OF SHARES              8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                   -0-
                WITH                    ---------------------------------------
                                          9      SOLE DISPOSITIVE POWER

                                                 419,813
                                        ---------------------------------------
                                          10     SHARED DISPOSITIVE POWER

                                                 -0-
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             419,813 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.8% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0001012367                                         Page 3 of 17 Pages
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Morgan Stanley Dean Witter & Co
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                           7     SOLE VOTING POWER

                                                 -0-
                                        ---------------------------------------
            NUMBER OF SHARES              8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                   2,790,035
                WITH                    ---------------------------------------
                                          9      SOLE DISPOSITIVE POWER

                                                 -0-
                                        ---------------------------------------
                                          10     SHARED DISPOSITIVE POWER

                                                 2,790,035
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,790,035 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             18.7% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0001012367                                         Page 4 of 17 Pages
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Morgan Stanley Venture Partners III, L.L.C.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                           7     SOLE VOTING POWER

                                                 -0-
                                        ---------------------------------------
            NUMBER OF SHARES              8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                   2,768,235
                WITH                    ---------------------------------------
                                          9      SOLE DISPOSITIVE POWER

                                                 -0-
                                        ---------------------------------------
                                          10     SHARED DISPOSITIVE POWER

                                                 2,768,235
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,768,235 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             18.5% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0001012367                                         Page 5 of 17 Pages
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Morgan Stanley Venture Capital III, Inc.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                           7     SOLE VOTING POWER

                                                 -0-
                                        ---------------------------------------
            NUMBER OF SHARES              8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                   2,768,235
                WITH                    ---------------------------------------
                                          9      SOLE DISPOSITIVE POWER

                                                 -0-
                                        ---------------------------------------
                                          10     SHARED DISPOSITIVE POWER

                                                 2,768,235
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,768,235 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             18.5% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA, CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0001012367                                         Page 6 of 17 Pages
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Morgan Stanley Venture Partners III, L.P.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                           7     SOLE VOTING POWER

                                                 -0-
                                        ---------------------------------------
            NUMBER OF SHARES              8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                   2,428,517
                WITH                    ---------------------------------------
                                          9      SOLE DISPOSITIVE POWER

                                                 -0-
                                        ---------------------------------------
                                          10     SHARED DISPOSITIVE POWER

                                                 2,428,517
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,428,517 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.2% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0001012367                                         Page 7 of 17 Pages
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Morgan Stanley Venture Investors III, L.P.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                           7     SOLE VOTING POWER

                                                 -0-
                                        ---------------------------------------
            NUMBER OF SHARES              8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                   233,199
                WITH                    ---------------------------------------
                                          9      SOLE DISPOSITIVE POWER

                                                 -0-
                                        ---------------------------------------
                                          10     SHARED DISPOSITIVE POWER

                                                 233,199
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             233,199 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.6% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0001012367                                         Page 8 of 17 Pages
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             The Morgan Stanley Venture Partners Entrepreneur Fund, L.P.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                           7     SOLE VOTING POWER

                                                 -0-
                                        ---------------------------------------
            NUMBER OF SHARES              8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                   106,519
                WITH                    ---------------------------------------
                                          9      SOLE DISPOSITIVE POWER

                                                 -0-
                                        ---------------------------------------
                                          10     SHARED DISPOSITIVE POWER

                                                 106,519
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             106,519 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.7% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0001012367                                         Page 9 of 17 Pages
-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Morgan Stanley Dean Witter Equity Funding, Inc.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                           7     SOLE VOTING POWER

                                                 -0-
                                        ---------------------------------------
            NUMBER OF SHARES              8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                   21,800
                WITH                    ---------------------------------------
                                          9      SOLE DISPOSITIVE POWER

                                                 -0-
                                        ---------------------------------------
                                          10     SHARED DISPOSITIVE POWER

                                                 21,800
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             21,800 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.1% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA, CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Unless indicated as otherwise, all items left blank remain unchanged and any items which are reported are deemed to replace the existing items in Amendment 1 to the original Schedule 13D. All defined terms shall have the same meaning as previously ascribed to them in Amendment 1 to the original Schedule 13D, unless otherwise noted.

     Item 1. Security and Issuer.



     Item 2. Identity and Background.

     (a) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"):

     (1) BankAmerica Ventures, a California corporation;

     (2) BA Venture Partners V, a Delaware partnership;

     (3) Morgan Stanley Dean Witter & Co., a Delaware corporation ("MSDW");

     (4) Morgan Stanley Venture Partners III, L.L.C., a Delaware limited liability company ("MSVP III, L.L.C.");

     (5) Morgan Stanley Venture Capital III, Inc., a Delaware corporation ("MSVC III, Inc.");

     (6) Morgan Stanley Venture Partners III, L.P., a Delaware limited partnership ("MSVP III, L.P.");

     (7) The Morgan Stanley Venture Partners Entrepreneur Fund, L.P., a Delaware limited partnership (the "Entrepreneur Fund");

     (8) Morgan Stanley Venture Investors III, L.P., a Delaware limited partnership ("MSVI III, L.P., and together with MSVP III, L.P. and the Entrepreneur Fund, L.P., the "MSDW Funds"); and

     (9) Morgan Stanley Dean Witter Equity Funding, Inc., a Delaware corporation ("MSDWEF, Inc.").

     BankAmerica Ventures is a wholly owned subsidiary of Bank of America, National Association, a national banking association existing under the laws of the United States of America ("BANA"). BA Venture Partners V is a Delaware partnership.

     The general partner of each of the MSDW Funds is MSVP III, L.L.C. The institutional managing member of MSVP III, L.L.C. is MSVC III, Inc., a wholly owned subsidiary of MSDW.

     MSDWEF, Inc. is a wholly owned subsidiary of MSDW.

     (b) The address of the principal business and offices of BankAmerica Ventures and BA Venture Partners V is 950 Tower Lane, Suite 700, Foster City, CA 94404. The address of the principal business and offices of BANA is 101 S. Tryon Street, Charlotte, North Carolina 28255.

     The address of the principal business and offices of the MSDW Funds, MSVC III, Inc. and MSVP III, L.L.C. is 1221 Avenue of the Americas, New York, New York 10020.

     The address of the principal business and offices of MSDW and MSDWEF, Inc. is 1585 Broadway, New York, New York 10036.

     (c) Not applicable.

     (d) None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A, B, C, D and E attached hereto has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A, B, C, D and E attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Not applicable.

     Item 3. Source and Amount of Funds or Other Consideration.

     The following additional paragraphs are added after the last paragraph of
Item 3 of Amendment 1 to the original Schedule 13D:

     MSDWEF, Inc. is the owner of 100 shares of Series B Preferred., which are currently convertible at the option of the holder into 21,800 shares of Common Stock. MSDWEF, Inc. received these shares of Series B Preferred from the MSDW Funds as payment of a finder's fee in respect of the Series B Financing.

     Pursuant to the Stock Purchase Agreement (defined below), BankAmerica Ventures purchased 500,000 shares of Common Stock. As a result of the acquisition, BankAmerica Ventures beneficially owns an additional 500,000 shares of Common Stock for the purpose of Rule 13d-5(b)(1) and Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"). The aggregate purchase price for such shares was $2,125,000. BankAmerica Ventures's capital available for investment was the source of the funds for the purchase of such shares.

     Pursuant to the Stock Purchase Agreement, BA Venture Partners V purchased 88,235 shares of Common Stock. As a result of the acquisition, BA Venture Partners V beneficially owns an additional 88,235 shares of Common Stock for the purpose of Rule 13d-5(b)(1) and Rule 13d-3 promulgated under the Exchange Act. The aggregate purchase price for such shares was $375,000. BA Venture Partners V's capital available for investment was the source of the funds for the purchase of such shares.

     Pursuant to the Stock Purchase Agreement, the MSDW Funds purchased 588,235 shares of Common Stock. As a result of the acquisition, the MSDW Funds beneficially own an additional 588,235 shares of Common Stock for the purpose of Rule 13d-5(b)(1) and Rule 13d-3 promulgated under the Exchange Act. The aggregate purchase price for such shares was $2,500,000. The MSDW Funds' capital available for investment was the source of the funds for the purchase of such shares.

     Item 4. Purpose of Transaction.

     The following additional paragraphs are added after the last paragraph of
Item 4 of Amendment 1 to the original Schedule 13D:

     On November 7, 2000, in order to raise additional capital, the Company entered into a Common Stock Purchase Agreement (the "Stock Purchase Agreement"), filed as Exhibit 10 hereto, with Van Wagoner Funds, Van Wagoner Capital Partners, L.P., Van Wagoner Crossover Fund, L.P., BankAmerica Ventures, BA Venture Partners V, State of Wisconsin Investment Board, Special Situations Private Equity Fund, L.P., MSVP III, L.P., MSVI III, L.P., the Entrepreneur Fund, Faria Fund Ltd., Trellis Health Ventures, L.P. and Fogarty Family Revocable Trust (collectively, the "Purchasers") to sell up to 5,882,353 shares of Common Stock at a purchase price of $4.25 per share to the Purchasers. The closing under the Stock Purchase Agreement occurred on December 20, 2000. The issuance and sale of shares pursuant to the Stock Purchase Agreement is referred to herein as the "Financing".

     Pursuant to the terms of the Registration Rights Agreement dated as of November 3, 2000 among the Company and the Purchasers (attached as Exhibit A to
Exhibit 10), the Company agreed, within 30 days from the date of the closing under the Stock Purchase Agreement, to prepare and file a registration statement with the Securities and Exchange Commission on Form S-3 (the "Registration Statement") pursuant to the Securities Act of 1933 (the "Securities Act") with respect to the shares sold to the Purchasers under the Stock Purchase Agreement. The Company agreed to use its best efforts to cause the Registration Statement to become effective as soon as practicable after filing. The Company is required to keep the Registration Statement effective until the earlier of: (i) 2 years from the effective date of the Registration Statement, subject to extension in some circumstances; (ii) such time as all the shares offered by the Registration Statement may be sold by the Purchasers within a three month period without volume limitation subject to Rule 144 of the Securities Act, or (iii) such time as the Purchasers have sold all shares offered by the Registration Statement.

     Pursuant to a series of Waivers of Participation and Registration Rights ("Waiver") between the Company and the holders of shares of Series B Preferred and the holders of shares of Common Stock issued upon conversion of the shares of Series B Preferred (the "Series B Holders"), dated as of December 20, 2000, the Series B Holders agreed (a) pursuant to Section 10(c) of the Purchase Agreement, to waive the participation rights provided to them pursuant to
Section 8(c) of the Purchase Agreement, and (b) pursuant to Section 9(c) of the Rights Agreement, to waive any and all registration rights and any and all notice requirements with respect to the Registration Statement of the Company to be filed on Form S-3 pursuant to the Securities Act.

     Item 5. Interest in Securities of the Issuer.

     (a) For the purposes of Rule 13d-3 promulgated under the Exchange Act, BankAmerica Ventures may be deemed to beneficially own 2,378,942 shares of Common Stock, or approximately 15.9% of the outstanding shares of Common Stock immediately following the closing of the Financing, which includes 8,500 shares of Series B Preferred, which shares are convertible at the option of the holder into 1,853,000 shares of Common Stock, warrants to purchase 119 shares of Series B Preferred, which shares are convertible at the option of the holder into 25,942 shares of Common Stock, and 500,000 shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, BA Venture Partners V may be deemed to beneficially own 419,813 shares of Common Stock, or approximately 2.8% of the outstanding shares of Common Stock immediately following the closing of the Financing, which includes 1,500 shares of Series B Preferred, which shares are convertible at the option of the holder into 327,000 shares of Common Stock, warrants to purchase 21 shares of Series B Preferred, which shares are convertible at the option of the holder into 4,578 shares of Common Stock, and 88,235 shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDW may be deemed to beneficially own 2,790,035 shares of Common Stock, or approximately 18.7% of the outstanding shares of Common Stock immediately following the closing of the Financing, which includes 10,000 shares of Series B Preferred, which shares are convertible at the option of the holder into 2,180,000 shares of Common Stock, warrants to purchase 100 shares of Series B Preferred, which shares are convertible at the option of the holder into 21,800 shares of Common Stock, and 588,235 shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSVP III, L.L.C. and MSVC III, Inc. may be deemed to beneficially own 2,768,235 shares of Common Stock, or approximately 18.5% of the outstanding shares of Common Stock immediately following the closing of the Financing, which includes 9,900 shares of Series B Preferred, which shares are convertible at the option of the holder into 2,158,200 shares of Common Stock, warrants to purchase 100 shares of Series B Preferred, which shares are convertible at the option of the holder into 21,800 shares of Common Stock, and 588,235 shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSVP III, L.P. may be deemed to beneficially own 2,428,517 shares of Common Stock, or approximately 16.2% of the outstanding shares of Common Stock immediately following the closing of the Financing, which includes 8,685 shares of Series B Preferred, which shares are convertible at the option of the holder into 1,893,330 shares of Common Stock, warrants to purchase 87.7305 shares of Series B Preferred, which shares are convertible into 19,125 shares of Common Stock, and 516,062 shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSVI III, L.P. may be deemed to beneficially own 233,199 shares of Common Stock, or approximately 1.6% of the outstanding shares of Common Stock immediately following the closing of the Financing, which includes 834 shares of the Series B Preferred, which shares are convertible at the option of the holder into 181,812 shares of Common Stock, warrants to purchase 8.4237 shares of Series A Preferred, which shares are convertible at the option of the holder into 1,836 shares of Common Stock, and 49,551 shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, the Entrepreneur Fund may be deemed to beneficially own 106,519 shares of Common Stock, or approximately 0.7% of the outstanding shares of Common Stock immediately following the closing of the Financing, which includes 381 shares of the Series B Preferred, which shares are convertible at the option of the holder into 83,058 shares of Common Stock, warrants to purchase 3.8458 shares of Series A Preferred, which shares are convertible at the option of the holder into 839 shares of Common Stock, and 22,622 shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDWEF, Inc. may be deemed to beneficially own 21,800 shares of Common Stock, or approximately 0.1% of the outstanding shares of Common Stock immediately following the close of the Financing, which includes 100 shares of the Series B Preferred, which shares are convertible at the option of the holder into 21,800 shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, Van Wagoner Capital Management, Inc. may be deemed to beneficially own 4,619,412 shares of Common Stock, or approximately 30.9% of the outstanding shares of Common Stock immediately following the closing of the Financing, which includes 5,000 shares of the Series B Preferred, which shares are convertible at the option of the holder into 1,090,000 shares of Common Stock, and 3,529,412 shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, State of Wisconsin Investment Board may be deemed to beneficially own 2,260,315 shares of Common Stock, or approximately 15.1% of the outstanding shares of Common Stock immediately following the closing of the Financing, which includes 6,000 shares of the Series B Preferred, which shares are convertible at the option of the holder into 1,308,000 shares of Common Stock, a warrant to purchase 60 shares of Series B Preferred, which shares are convertible at the option of the holder into 13,080 shares of Common Stock, and 939,235 shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, Special Situations Private Equity Fund, L.P. may be deemed to beneficially own 582,888 shares of Common Stock, or approximately 3.9% of the outstanding shares of Common Stock immediately following the closing of the Financing.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, Faria Funds may be deemed to beneficially own 47,059 shares of Common Stock, or approximately 0.3% of the outstanding shares of Common Stock immediately following the closing of the Financing.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, Fogarty Family Revocable Trust may be deemed to beneficially own 132,529 shares of Common Stock, or approximately 0.9% of the outstanding shares of Common Stock immediately following the closing of the Financing, which includes 500 shares of the Series B Preferred, which shares are convertible at the option of the holder into 109,000 shares of Common Stock, and 23,529 shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, Trellis Health Ventures, L.P. may be deemed to beneficially own 132,529 shares of Common Stock, or approximately 0.9% of the outstanding shares of Common Stock immediately following the closing of the Financing, which includes 500 shares of the Series B Preferred, which shares are convertible at the option of the holder into 109,000 shares of Common Stock, and 23,529 shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, BankAmerica Ventures, BA Venture Partners V, MSDW, MSVP III, L.L.C., MSVC III, Inc., the MSDW Funds, MSDWEF, Inc., Van Wagoner Capital Management, Inc., State of Wisconsin Investment Board, Special Situations Private Equity Fund, L.P., Faria Funds Ltd., Fogarty Family Revocable Trust, and Trellis Health Ventures, L.P. may be deemed to beneficially own an aggregate of 13,363,522 shares of Common Stock, or approximately 89.4% of the outstanding shares of Common Stock immediately following the closing of the Financing.

     The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

     (b) BankAmerica Ventures has the power to direct the disposition of and vote of the shares of Series B Preferred and shares of Common Stock held by it. By virtue of the relationship previously reported under Item 2 of this statement, BANA may be deemed to have indirect beneficial ownership of the shares of Series B Preferred and the shares of Common Stock owned by BankAmerica Ventures. BANA disclaims any beneficial ownership that it may be deemed to have as a result of BankAmerica Ventures' ownership of the shares of Series B Preferred and the shares of Common Stock.

     The general partners of BA Venture Partners V have the power to direct the disposition of and vote of the shares of Common Stock held by BA Venture Partners V.

     By virtue of the relationship previously reported under Item 2 of this statement, each of MSDW, MSVC III, Inc. and MSVP III L.L.C. may be deemed to have shared voting and dispositive power with respect to the shares of Series B Preferred and shares of Common Stock owned by the MSDW Funds.

     By virtue of the relationship previously reported under Item 2 of this statement, MSDW may be deemed to have shared voting and dispositive power with respect to the shares of Series B Preferred held by MSDWEF, Inc.

     (c) None of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days; the Reporting Persons have no information whether or not any other person listed in Item 5 (a) above has effected any such transaction.

     (d) These additional paragraphs are inserted after the last paragraph of
Item 5(d) of Amendment 1 to the original Schedule 13D:

     BA Venture Partners V is entitled to receive dividends declared on its shares of Series B Preferred and proceeds from the sale of the shares of Common Stock into which such shares are convertible.

     By virtue of the relationship described in Item 2 of this statement, MSDW may be deemed to have voting and dispositive power with respect to the shares of Series B Preferred owned by MSDWEF, Inc.

     BankAmerica Ventures, BA Venture Partners V, the MSDW Funds, and MSDWEF, Inc. each shall be entitled to receive dividends declared on their respective shares of Common Stock and proceeds from the sale of the shares of Common Stock.

     By virtue of the relationships described in Item 2 of this statement, BANA may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by BankAmerica Ventures and the proceeds from the sale of the shares of Common Stock; each of MSDW, MSVC III, Inc. and MSVP III, L.L.C. may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by the MSDW Funds and the proceeds from the sale of the shares of Common Stock.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See response to Item 4.

     The following sentence is added after Item 6(vii) of Amendment 1 to the original Schedule 13D:

     (ix) Cardiac Pathways Corporation Common Stock Purchase Agreement dated as of November 7, 2000.

     Item 7. Material to be Filed as Exhibits.

     Exhibit 1:  Joint Filing Agreement

     Exhibit 2:  Cardiac Pathways Corporation Securities Purchase Agreement+

     Exhibit 3: Cardiac Pathways Corporation Form of Senior Convertible Floating Rate Bridge Note+

     Exhibit 4:  Cardiac Pathways Corporation Security Agreement+

     Exhibit 5: Form of Cardiac Pathways Corporation Warrants for The Purchase of Shares of Preferred Stock of Cardiac Pathways Corporation+

     Exhibit 6: Cardiac Pathways Corporation Series B Convertible Preferred Stock Purchase Agreement#

     Exhibit 7:  Cardiac Pathways Corporation Form of Voting Agreement+

     Exhibit 8:  Cardiac Pathways Corporation Form of Certificate of
                 Designation+

     Exhibit 9:  Cardiac Pathways Corporation Registration Rights Agreement+

     Exhibit 10: Cardiac Pathways Corporation Common Stock Purchase Agreement


+ Previously filed as an exhibit to the Company's report on Schedule 13D filed
  June 8, 1999.

# Previously filed as an exhibit to the Company's report on Schedule 13D filed
  August 3, 1999.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 29, 2000

                                             BANKAMERICA VENTURES


                                             By:   /s/ Mark Brooks
                                                --------------------------------
                                                Name:  Mark Brooks
                                                Title: Principal


                                             BA VENTURE PARTNERS V


                                             By:   /s/ Mark Brooks
                                                --------------------------------
                                                Name:  Mark Brooks
                                                Title: General Partner


                                             MORGAN STANLEY VENTURE CAPITAL
                                             III, INC.


                                             By:   /s/ Debra Abramovitz
                                                --------------------------------
                                                Name:  Debra Abramovitz
                                                Title: Vice President


                                             MORGAN STANLEY DEAN WITTER & CO.


                                             By:   /s/ Peter Vogelsang
                                                --------------------------------
                                                Name:  Peter Vogelsang
                                                Title: Authorized Signatory


                                             MORGAN STANLEY VENTURE PARTNERS
                                             III, L.L.C.

                                             By:  Morgan Stanley Venture Capital
                                                  III, Inc., as Institutional
                                                  Managing Member


                                             By:   /s/ Debra Abramovitz
                                                --------------------------------
                                                Name:  Debra Abramovitz
                                                Title: Vice President

                                             MORGAN STANLEY VENTURE PARTNERS
                                             III, L.P.

                                             By:  Morgan Stanley Venture
                                                  Partners III, L.L.C.,
                                                  as General Partner

                                             By:  Morgan Stanley Venture Capital
                                                  III, Inc., as Institutional
                                                  Managing Member


                                             By:   /s/ Debra Abramovitz
                                                --------------------------------
                                                Name:  Debra Abramovitz
                                                Title: Vice President


                                             MORGAN STANLEY VENTURE INVESTORS
                                             III, L.P.

                                             By:  Morgan Stanley Venture
                                                  Partners III, L.L.C.,
                                                  as General Partner

                                             By:  Morgan Stanley Venture Capital
                                                  III, Inc., as Institutional
                                                  Managing Member


                                             By:   /s/ Debra Abramovitz
                                                --------------------------------
                                                Name:  Debra Abramovitz
                                                Title: Vice President


                                             THE MORGAN STANLEY VENTURE PARTNERS
                                             ENTREPRENEUR FUND, L.P.

                                             By:  Morgan Stanley Venture
                                                  Partners III, L.L.C.,
                                                  as General Partner

                                             By:  Morgan Stanley Venture Capital
                                                  III, Inc., as Institutional
                                                  Managing Member


                                             By:   /s/ Debra Abramovitz
                                                --------------------------------
                                                Name:  Debra Abramovitz
                                                Title: Vice President


                                             MORGAN STANLEY DEAN WITTER EQUITY
                                             FUNDING, INC.


                                             By:   /s/ Martin M. Cohen
                                                --------------------------------
                                                Name:  Martin M. Cohen
                                                Title: Vice President and
                                                       Secretary

                                                                     SCHEDULE A

                        Executive Officers and Directors
                                       of
                              BankAmerica Ventures

     The names of the Directors and the names and titles of the Executive Officers of BankAmerica Ventures are set forth below. The principal business address of each Director and Executive Officer is BankAmerica Ventures, 950 Tower Lane, Suite 700, Foster City, California 94404.

Directors
---------
Edward J. McCaffrey
James D. Murphy
Michael J. Murray
Terry E. Perucca
Philip Greer, Advisory Director

Officers
--------
Michael J. Murray                       Chairman of the Board
Terry E. Perucca                        Vice Chairman of the Board
James D. Murphy                         President and Managing Director
Anchie Y. Kuo                           Managing Director
Jess R. Marzak                          Managing Director
M. Ann O'Brien                          Managing Director
Charles R. Conradi                      Senior Vice President and Tax Officer
David R. Smith                          Senior Vice President and Tax Officer
Gary S. Williams                        Senior Vice President and Tax Officer
William B. Franklin                     Controller and Assistant Treasurer
Kate D. Mitchell                        Principal
Rory O'Driscoll                         Principal
Robert M. Obuch                         Principal
George E. Rossmann                      Principal
Erick C. Christensen                    Vice President
Susan M. Lum                            Vice President and Tax Officer
Duane L. Smith                          Vice President and Tax Officer
Edward J. McCaffrey                     Treasurer and Chief Investment Officer
Edward J. Stark                         Secretary
Robert S. Fore                          Assistant Secretary
Hayley J. Hoad                          Assistant Secretary
Marlene A. Sharland                     Assistant Secretary
Christine M. Sokitch                    Assistant Secretary
Nina Tai                                Assistant Secretary
Rick M. Wacula                          Assistant Secretary
J. Darrell Nolan                        Assistant Secretary
Stephen E. Sudhoff                      Assistant Secretary
Gerald W. Howard                        Compliance Officer
Louis C. Bock                           Associate
Mark J. Brooks                          Principal
John R. Dougery, Jr.                    Associate
Renee M. Ansbro                         Assistant Controller
Michael J. Hornig                       Assistant Controller

                                                                     SCHEDULE B


                        Executive Officers and Directors
                                       of
                     Bank of America, National Association

     The names of the Directors and the names and titles of the Executive Officers of Bank of America, National Association are set forth below. The principal business address of each Director and Executive Officer is Bank of America, National Association, 101 S. Tryon Street, Charlotte, North Carolina 28255.

Director                                             Name
--------                                             ----
Chairman                                             Hugh L. McColl, Jr.
Director                                             James H. Hance, Jr.
                                                     Kenneth D. Lewis
                                                     Michael John Murray
                                                     F. William Wandiver, Jr.

Officer                                              Name
-------                                              ----
Chairman of the Board                                Hugh L. McColl, Jr.
Chief Executive Officer                              Hugh L. McColl, Jr.
Vice Chairman                                        James H. Hance, Jr.
President                                            Michael John Murray
Executive Vice President                             James W. Kiser
Group Executive Vice President                       Raymond R. Peters
Executive Vice President                             Paul J. Polking
Corporate Counsel                                    James W. Kiser
General Counsel                                      Paul J. Polking
Chief Financial Officer                              James H. Hance, Jr.
General Auditor                                      Joe L. Price
Secretary                                            James W. Kiser
Assistant Secretary                                  Marlene Sharland
                                                     Christine M. Sokitch
                                                     Nina Tai
                                                     Rick M. Wacula
Cashier                                              Raymond R. Pews
Treasurer                                            Raymond R. Peters
Risk Management Executive                            Joe L. Price
                                                     F. William Vandiver, Jr.
Managing Director                                    Michael John Murray
President, Consumer & Commercial Banking             Kenneth D. Lewis
President, Global Corporate & Investment             Michael John Murray
  Banking

                                                                     SCHEDULE C


                        Executive Officers and Directors
                                       of
                    Morgan Stanley Venture Capital III, Inc.

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Morgan Stanley Venture Capital III, Inc. ("MSVC III Inc.") are set forth below. The principal occupation for each of the persons listed below is Managing Director or other officer of Morgan Stanley & Co. Incorporated. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley & Co. Incorporated at 1221 Avenue of the Americas, New York, New York 10020. Unless otherwise indicated, each title set forth opposite an individual's name refers to MSVC III Inc. and each individual is a United States citizen.

Name, Business Address              Executive Officer Title
----------------------              -----------------------
*Alan Goldberg                      Managing Director
*Guy Louis deChazal                 Chairman and Chief Executive Director
*John Ehrenkranz                    None
*William James Harding              Vice President
*Robert John Loarie                 Vice President
*Mian Fazle Husain                  Vice President
*Scott Halsted                      Vice President
Debra Eve Abramovitz                Vice President and Treasurer
Kenneth Clifford                    Vice President and Chief Financial Officer

-----------------
* Director

                                                                     SCHEDULE D


                        Executive Officers and Directors
                                       of
                Morgan Stanley Dean Witter Equity Funding, Inc.

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Dean Witter Equity Funding, Inc. ("MSDWEF, Inc.") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley Dean Witter & Co., 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each title set forth opposite an individual's name refers to MSDWEF, Inc., and each individual is a United States citizen.

Name, Business Address                               Executive Officer Title
----------------------                               -----------------------
*Stephen R. Munger                                   Chairman and President
*Mary G. Meeker                                      Vice President
*James L. Liang                                      Vice President
*Ruth M. Porat                                       Vice President
Alexander C. Frank                                   Treasurer

-----------------
* Director

                                                                     SCHEDULE E


                        Executive Officers and Directors
                                       of
                        Morgan Stanley Dean Witter & Co.

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Dean Witter & Co. ("MSDW") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of MSDW at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSDW and each individual is a United States citizen.

     Name, Business Address              Present Principal Occupation
     ----------------------              ----------------------------
*    Philip J. Purcell                   Chairman of the Board and Chief
                                          Executive Officer

*    John J. Mack                        President and Chief Operating Officer

*    Robert P. Bauman                    Retired; former Chief Executive Officer
     British Aerospace plc                of Smithkline Beecham plc
     1 Brewers Green
     Buckingham Gate
     London SW1H ORH

*    Edward A. Brennan                   Retired; former Chairman of the Board,
                                         President and Chief Executive Officer
                                         of Sears

*    C. Robert Kidder                    Chairman of the Board and Chief
     Borden Inc.                         Executive Officer of Borden, Inc.
     180 East Broad Street
     Colombus, OH 43215

*    Miles L. Marsh                      Chairman of the Board and Chief
     James River Corporation             Executive Officer of Fort James
     800 Connecticut Avenue              Corporation
     Riverpark
     Norwalk, CT 06856

*    Michael A. Miles                    Special Limited Partner of Forstmann
     1350 Lake Road                      Little & Co.
     Lake Forest, IL 60045

*    Charles F. Knight                   Chief Executive Officer of Emerson
                                         Electric Co.

*    Clarence B. Rogers, Jr.             Retired; former Chairman of the Board
     Equifax, Inc.                       and Chief Executive Officer of Equifax,
     1600 Peachtree Street, N.W.         Inc.
     Atlanta, GA 30309

*    Laura D'Andrea Tyson                Dean of the Walter A. Haas School of
     Haas School of Business             Business at the University of
     Room S545                           California, Berkeley
     Berkeley, CA 94720-1900

     Richard M. DeMartini                Head of International Private Client
                                         Group

     Kenneth M. deRegt                   Head of Worldwide Fixed Income Group

     James F. Higgins                    Head of Private Client Group

     Peter F. Karches                    Head of Institutional Securities Group

     Donald G. Kempf, Jr.                Executive Vice President, Chief Legal
                                         Officer and Secretary

     Mitchell M. Merin                   President and Chief Operating Officer
                                         of the Asset Management Group

     David W. Nelms                      President and Chief Operating Officer
                                         of Discover Financial Services

     Stephan F. Newhouse                 Deputy Head of Institutional Securities
                                         Group

     Vikram S. Pandit                    Head of Worldwide Institutional
                                         Equities Group

     Joseph R. Perella                   Head of Worldwide Investment Banking
                                         Group

     John H. Schaefer                    Executive Vice President and Chief
                                         Strategic and Administrative Officer

     Robert G. Scott                     Executive Vice President and Chief
                                         Financial Officer

     Sir David A. Walker                 Head of European Business

--------------
* Director